Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
June 30, 2010

	Three Months Ended		Nine Months Ended
	June 30		June 30
	2010	2009	2010	2009
		(Dollars in thousands)
Income (loss) from continuing operations before provision for income taxes per statement of income	$(4,031)	$3,391	$332,595	$316,742
Add:
Portion of rents representative of the interest factor	1,930	1,681	5,883	5,163
Interest on debt & amortization of debt expense	37,290	41,511	115,580	116,035

Income as adjusted	$35,189	$46,583	$454,058	$437,940

Fixed charges:
Interest on debt & amortization of debt expense (1)	$37,290	$41,511	$115,580	$116,035
Capitalized interest (2)	1,566	1,841	3,354	3,412
Rents	5,792	5,044	17,649	15,489
Portion of rents representative of the interest factor (3)	1,930	1,681	5,883	5,163

Fixed charges (1)+(2)+(3)	$40,786	$45,033	$124,817	$124,610

Ratio of earnings to fixed charges	0.86	1.03	3.64	3.51